Mail Stop 3-09

							November 23, 2004


H.S. Hartley
Chief Executive Officer
JMG Exploration, Inc.
180 South Lake Avenue, 7th Floor
Pasadena, CA  91101

Re:	JMG Exploration, Inc.
	Registration Statement on Form SB-2
	File No. 333-120082

Dear Mr. Hartley:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General
1. Please be advised that we have referred your filing to our petroleum engineers on staff and may have additional comments upon completion of their review.
2. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

3. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
4. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

Press Release Dated August 12, 2004 and issued by JED Oil, Inc.
5. We make reference to a press release dated August 12, 2004, which is located on JED Oil, Inc.`s website at www.jedoil.com. In that press release, JED states that "the arrangement with JMG is such that if JMG`s exploration efforts result in the discovery of commercially viable reserves with the potential for a substantive development project, JED will have the right to purchase up to 80% the property and farm in or joint venture on predetermined terms to develop the property." The press release also states that JED "has the ability to transfer to Enterra its right to purchase the JMG properties and enter into a joint venture or farm in arrangement with both Enterra and JMG." Please disclose this business arrangement with JED in your Business section, including a detailed description of all material terms with JED regarding this arrangement. Please also file the agreement with JED as an exhibit to your registration statement. In addition, you should disclose the arrangement in your Certain Transactions and Related Transactions section of your document.
6. In addition, please consider adding a risk factor highlighting the risk and potential consequences of JED being able to purchase up to 80% of a property developed by you. In the alternative, please tell us why you do not believe such a risk factor is necessary.

First Prospectus (Subscription Rights)

Cover Page
7. Please limit your cover page to the information required by Item 501 of Regulation S-K. Please remove all other information from the cover page and move it to a more appropriate location in your document. For example, you should relocate the second, third and the fifth paragraphs to appropriate locations in the document.

Prospectus Summary, page 1

General, page 1
8. It appears that after the offering JED Oil, Inc. shareholders will own a majority of your equity stock. Please revise the third full paragraph to disclose this information, including the approximate percentage you expect JED shareholders to own of your equity stock.
9. In addition, please consider adding a risk factor highlighting the risk and potential consequences that may arise as a result. In the alternative, please tell us why you do not believe such a risk factor is necessary.

 The Offering, page 2
10. We note the disclosure you include in Footnote 2 of this section. It appears that your prospectus assumes: (a) all subscription rights will be exercised; and (b) the non-exercise of warrants. Please justify to us why you have assumed each of these items.
11. With respect to your assumption that 390,000 shares of convertible preferred stock will be converted to common stock, please provide the disclosure you include on page 19 of the MD&A to the effect that all holders of your preferred stock have advised you of their attention to convert their unredeemed preferred stock to common stock.
12. For the benefit of your readers, please include a brief summary of what JMG`s capitalization will be after the offering if all subscriptions rights are exercised, including what percentage of the Company will be owned by JED and JED shareholders.
Questions and Answers about the Rights Offering, page 4
13. Please revise "What is the subscription rights offering?" to disclose how many shareholders of JED Oil, Inc. there are and clarify how many subscription rights each such shareholder will receive in this offering.
14. Please revise "How long will the subscription rights offering last?" to disclose how shareholders will be notified if the expiration date is extended. Please also provide similar disclosure in on page 42 under "Expiration time."
15. Please revise "Why are we making this subscription rights offering?" to disclose why the subscription right to purchase securities of JMG Exploration, Inc. are only being offered to holders of JED Oil, Inc. In your discussion, please indicate why shareholders of JED are being given the opportunity to invest under the same terms as your preferred shareholders.
16. It appears another reason for the subscription rights offering is to repurchase the preferred shares. Please revise or advise.


17. Please revise "How will you use the proceeds received from the subscription rights offering" to include disclosure about the redemption of the preferred stock and clarify that net proceeds to the company, if any, will come from the exercise of warrants.
18. Please explain why the preferred shares will be repurchased instead of using the proceeds to further your business activities? Are you required to redeem the preferred shares and, if so, why?
19. In view of the expenses incurred in the private offering and subscription offering, the interest rate on the preferred stock, and the fact proceeds will be used to redeem the preferred stock, please explain why the subscription offering, or a similar offering, was not made to JED shareholders initially.
20. Please revise "May stockholders in all states participate?" to disclose the states in which distribution of subscription rights is unlawful.

Risk Factors, page 9
21. Since it appears your operations and ultimate profitability will depend on the development of oil and gas properties of others, please add a risk factor discussing your reliance on such entities. In addition, you should identify any companies in which you have entered into farm in agreements. Further, to the extent you have not done so, please describe the material terms of such agreements and file the agreements as exhibits.
22. We note your disclosure that you have no operating personnel and have contracted with JED Oil, Inc. to provide for drilling, field operations and related administrative services. Please add a separate risk factor discussing your reliance on JED and the consequences to your operations if you are unable to maintain this relationship or find a replacement to conduct these activities.
23. Based on your disclosure that you have no operating personnel and further you only have two part-time employees, it appears you are dependent on the services of these two individuals. Please add a risk factor describing your dependence on such individuals and the potential consequences if such individuals leave the Company. In your discussion, please identify the key employees you depend on; whether you maintain any employment agreements; and whether you maintain any key life insurance policies on such individuals.
24. Please consider including a risk factor highlighting you and your officers` affiliations with JED Oil, including the fact that a majority of your board of directors appear to be serving in some capacity with JED, and the potential conflict of interests that may arise from this affiliation.

25. Please consider including a risk factor highlighting the fact that a substantial portion of the proceeds from the exercise will be used to redeem your convertible preferred shares, which are all owned by JED shareholders and therefore only a small portion of the proceeds, if any at all, will be available for general corporate purposes.
26. Please include a risk factor addressing the various conflicts of interest that exist including, but not limited to, selection or allocation of prospects, repurchase rights, and any affiliations with service providers and drilling companies.
27. We note your disclose on page 14 under the heading "Dividend Policy." Please consider adding a risk factor indicating that investors will only see a return on their investment if the value of the shares appreciates since you currently intend to retain future earnings to develop and expand your business.

"Our future performance is difficult to evaluate because we have a limited . . . .," page 9
28. Please revise to disclose that you have since your inception, you have financed your operating cash flow needs solely through private offerings of equity securities.

"We may incur substantial losses and be subject to substantial liability claims . . . .," page 10
29. Please disclose what liability insurance you currently maintain and the amount of coverage under each insurance policy.

"Market conditions or operational impediments may hinder our access to oil and . . . .," page 10
30. Please identify any third parties you have contracted with to obtain the services you discuss in this risk factor. In addition, to the extent you have not done so, please describe the terms of any agreement you have with such parties in your Business section and file the agreement as an exhibit.

"We are subject to complex laws that can affect the cost, manner and feasibility  . . . .," page 11
31. Please revise to identify any specific government initiatives or policies in consideration, if any, which could adversely affect your business. If you are aware of recent material changes in the insurance market that could result in government intervention, discuss those as well.

"We may incur substantial liabilities to comply with environmental laws and . . . .," page 11
32. Please indicate if you currently maintain hazardous liability insurance as well as the amount of the coverage.

Competition in the oil and natural gas industry is intense, which may adversely . . . ., page 11
33. Identify by name your principal competitors. In addition, in the Business section of your document, explain the competitive advantages that each competitor possesses relative to your Company. Please also discuss your strategies for coping with those competitors and their advantages.
34. We note the disclosure where you provide that your ability to acquire additional prospects and to find and develop reserves in the future will depend on your ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. This risk and potential consequences should be discussed in a separate risk factor heading and discussion. Please add a new risk factor discussing the specific risks and consequences if you are unable to evaluate and select suitable properties to add to your operations, including the impact to your business strategy and operations. In the alternative, please tell us why such a risk factor is not necessary.

Use of Proceeds, page 14
35. We note your disclosure that you anticipate offering expenses to be $300,000. This is inconsistent with your disclose on page 6 "How will you use the proceeds received from the subscription rights offering" where you disclose expenses to be estimated at $250,000, and also with your disclosure on page 15 under the heading
"Capitalization."   Please revise your disclose to reconcile the
inconsistency.
36. To the extent you can, please specify which general corporate purposes the proceeds you have remaining or will have if warrants are exercised will be used for. In your discussion, please also provide the approximate dollar amount that you plan to use for the purposes you identify pursuant to this comment.

Capitalization, page 15
37. Please justify to us why you have assumed the non-exercise of the outstanding stock options.

Management`s Discussion and Analysis, page 18

Overview, page 18
38. Please consider removing your reference to the Hooligan Draw
Project as a joint venture. The term "joint venture" may be misleading to an investor.
39. Please define the term "farm in agreement."

Liquidity and Capital Resources, page 22
40. Please disclose the costs you have paid to date as well as the approximate costs you expect to pay in connection with drilling and related exploration efforts for the Hooligan Draw.
41. We note that your disclosure does not include information related to possible future debt instruments as a source of funds. From the interest expense disclosure on Page 19, it appears that the Company expects to enter into debt agreements in the future. Please consider disclosing the Company`s plans to use debt instruments in the future as well as guarantees and related covenants, if applicable.

Contractual Obligations and Commitments, page 22
42. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant`s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise your contractual obligation disclosure to include a table reflecting the expected commitments associated with your exploration prospects.

Business, page 24
43. We note your reference to a technical agreement with JED in which you contract with JED for drilling, field operations and related administrative services. Please provide all material terms of your agreement with JED, including renewal provisions and termination provisions. Please also disclose the amount of money you have paid, including prepaid expenses and advances, to date for services rendered under this agreement.
44. Please expand the discussion to provide more detailed information concerning JED including when it was formed, the nature and extent of its operations, number of employees, and experience of its key management personnel. Clarify the extent to which JED itself has the capacity to perform all required drilling, field operations, and administrative services and the extent to which it will retain the services of affiliates of JED for required services.
45. We note your prospects are located in Wyoming and Montana.
Please expand the discussion to include the characteristics of operations in these areas. For example, can drilling, development and production activities year round or are you materially impacted by seasonal conditions? Are pipelines in close proximity to your prospects or will transportation costs be material?


Selection of prospects, page 25
46. Please identify who specifically will make these selections and the criteria used to determine what prospects are allocated to JED and JMG, respectively. In addition, please discuss the source of the prospects, e.g. who brings the particular prospects to your attention.

Oil and natural gas properties under development, page 25
47. We note your disclosure that you entered into an assignment agreement with JED for the drilling of an exploratory well in the Hooligan Draw Prospect. Please indicate if you paid any consideration to JED for the assignment. If so, please provide the appropriate disclosure in the "Certain relationships and related transactions" section of your document. If not, please state that no consideration was given for the assignment. In addition, please explain the reasons for the assignment.
48. Please expand the discussion to include the predetermined terms upon which the prospect can be repurchased by JED or its assigns. Provide similar information for the Cutback and Fiddler Creek properties.

Hooligan Draw - Wyoming, page 25
49. Please expand the discussion to indicate whether JED or its affiliates have drilled on the prospect and when. Does JED or its affiliates have any continuing interest in the prospect and, if so, what is the nature of these interests?
50. Who drilled and owns the TimberDraw a-AH well?
51. Please explain the terms "working interest" and "tie-in costs."
52. We note the reference to a flow of 16,000 barrels of oil and associated gas. Please provide a breakdown the amount of oil and gas, respectively.
53. Please expand the discussion to indicate the amount of oil and gas, respectively, produced from the 1-AH well in the last quarter and whether this rate of flow is anticipated to continue. What was the dollar amount of your share of the net production revenues from the 1-AH well during the last quarter?

Cutbank-Montana, page 25
Fiddler Creek, page 26
54. Please disclose the approximate costs you will be responsible for in this farm in agreement with Golden Hawk Resources Ltd and with Fiddler Creek, respectively. You should also provide this information in your Liquidity and capital resources section on page 22.
55. We note you entered into a farm-in agreement with Golden Hawk, however upon completion of phase III, you may sell your working interest to Enterra or farm out your interest to JED. Please expand the discussion to explain the circumstances surrounding the agreements with Enterra and JED, whether Enterra and JED are required to purchase these interests, and the terms of any such acquisition.
56. Please explain the term "re-completing the wells" and what is involved in the process.
57. Please expand the discussion to clarify the results of the K2 drilling in 1996 and the status of K2`s current production from the 1996 wells.
58. Please expand the discussion to describe the extent of current production, if any, from the Fiddler Creek prospect. You have indicated the number of test wells drilled in the area, but not whether these prospects are commercially feasible.

Facilities, page 30
59. We note your disclosure that your CEO and CFO provide the office requirements for the performance of those duties at no charge. Please tell us what consideration, if any, was given to recognizing compensation expense for the services provided by these individuals. Please cite any applicable authoritative literature including the analogous guidance provided by Topic 1(B) of the Staff Accounting Bulletins.

Directors, Executive Officers, Promoters and Control Persons, page 31
60. Please indicate whether you maintain any employment agreements with your CEO and CFO. If so, please file the employment agreements for both your CEO and CFO in your next amendment. You should also provide the material terms of both agreements. To the extent you have no such agreements, please so state.
61. In addition, since both your CEO and CFO serve on a part time basis, please indicate in each of their respective biographies, whether each individual currently is employed elsewhere.
62. Please disclose how long H.S. Hartley has been employed as a consultant for JED. Please also describe Mr. Hartley`s business experience from his departure from Scaffold Connection Corporation to commencement of his current position at the Company.
63. Please describe Ludwig Gierstorfer`s business experience after leaving his position with Pirate Ventures to present date. If he has retired, please so state.
Executive Compensation, page 33
64. Please clarify what the $3,500 actual compensation to Randall M. Gates represents, considering your disclosure on page 30 stating that Mr. Gates does not receive compensation for his services. In addition, please reconcile the two disclosures noted above to the $16,492 paid to Mr. Gates as disclosed in note 6 to the financial statements.

Security Ownership of Certain Beneficial Owners and Management, page
36
65. Please disclose a natural person who has voting and investment power over the shares held by the Heller 2002 Trust and the 2004
Kuhne Family Trust.

Certain Relationships and Related Transactions, page 37
66. We note the disclosure provided in Note 6 where it provides that your CFO received prepaid expenses to your CFO for "consulting services" related to the registration preparation of your registration statement. Please advise us of what consulting services your CFO provided you and why expenses were prepaid. In addition, please provide the material terms of any consulting agreement you may have with him and file the agreement as an exhibit.
67. Please provide in this section that JED currently owns 100% of your common stock, and the terms under which it acquired all of your common stock, as well as the terms under which JED received the 1,900,000 transferable subscription rights in August 2004.
68. Please quantify the amount of money you have paid to date to JED under the technical services agreement. In addition, please disclose whether you believe this related party transaction is on terms as favorable as could have been obtained from unaffiliated third parties.

Description of Securities, page 38
69. Your current disclosure does not appear to provide all the information required by Item 202 of Regulation S-B. For example, your disclosure must provide any provision in your charter or bylaws that would delay, defer or prevent a change in control. To the extent that no such provisions exist, please so indicate.
Financial Statements
70. The audit report is issued out of Canada. Have Ernst & Young explain to us fully the reasons for this. We note the registrant is incorporated in the US, has its principal executive offices in the US and its oil and gas properties are located in the US.
71. Net loss applicable to common shareholders should be reported on the face of the statement of operations. Refer to SAB Topic 6B.
72. Support your use of 7% as the risk-free rate for purposes of computing stock compensation in 2004 under FAS 123.

Second Prospectus (Resale Offering of up to 4,387,500 shares)
73. Please revise your disclosure to address the above legal and accounting comments to the extent applicable.

Selling Security Holders, page SS-4
74. For every selling securityholder in the table who is neither an individual nor a public company, please provide the full name(s) of the natural persons having voting, dispositive or investment powers.
75. Please provide a brief description of how your selling shareholders acquired the securities listed in this section.

Part II, page II-1
76. We note your disclosure that you conducted a private placement in August 2004 where you sold 1,950,000 units and where you relied on Regulation D for your exemption from registration. On a supplemental basis, tell us the total number of purchasers you contacted for the sale and offer of the convertible preferred stock and tell us the means or form by which you offered and sold the convertible preferred stock. In addition, tell us the total number of accredited investors who purchased the convertible preferred stock. Please also tell us the number of unaccredited investors who purchased the securities.
77. Please disclose the nature and value of the consideration you received in exchange for the 1,900,000 transferable subscription rights you gave to JED in August 2004.
78. We note your disclosure that that investors purchased the securities as a long-term investment and without an intent to resell the securities, including those we assume who purchased units in August 2004. In this regard, tell us why the purchasers of your units are registering those securities for resale in this Form SB-2 after only two months.



Signature Page
79. Your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise.

Legal Opinion
80. Please revise your counsel`s legal opinion to specifically include language on whether the shares you are registering in this Form SB-2 will be, when sold, fully paid and non-assessable. See
Item 601(b)(5) of Regulation S-B.

Subscription Agreement
81. We note the subscription agreement is by and between JED Oil, Inc and the transfer agent. We also note the disclosure in the subscription agreement stating that JED and not JMG Exploration is giving the subscription rights distribution to JED shareholders.
Please advise us.

*	*	*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct questions accounting questions to Whitnie Storey at (202) 824-5385 or Lisa Vansjoske, Assistant Chief Accountant at (202) 942-1972. Direct all other questions to Song P. Brandon at (202) 942-2831, John Krug, Senior Attorney at (202) 942-2979, or me at (202) 942-1840.

								Sincerely,



								Jeffrey Riedler
									Assistant Director


cc:  	Gary A. Agron, Esq.
	Law Office of Gary A. Agron
	5445 DTC Parkway, Suite 520
	Englewood, Colorado  80111


H.S. Hartley
JMG Exploration, Inc.
November 23, 2004
Page 1